

March 30, 2012

Via E-mail
Roberto F. Selva
Chief Executive Officer
Shea Homes Limited Partnership and Shea Homes Funding Corp.
655 Brea Canyon Road
Walnut, California 91789

> **Re:** **Shea Homes Limited Partnership and Shea Homes Funding Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed March 21, 2012**
> **File No. 333-177328**

Dear Mr. Selva:

    We have reviewed your amendment and response letter dated March 21, 2012 and have the following comments.

Schedule A – Subsidiary Guarantors

1. We note that Rivermark Village LLC is included as a guarantor in the indenture agreement but is not listed on Schedule A of your latest amendment nor has it signed the registration statement. Please revise to include Rivermark Village LLC in Schedule A and in the signature pages or tell us why you are not required to do so.

Results of Operations, page 53

2. We note that you continue to present house gross margin. Given that this is a non-GAAP measurement, it should not be presented in a more prominent manner than GAAP gross margin. Please revise. In addition, please discuss why you believe the measure provides useful information to investors and how the measure is used by management.

21. Supplemental Guarantor Information, page F-38

3. Please revise to more fully discuss your reliance on Rule 3-10 of Regulation S-X, including the impact of your subsidiary guarantee release provisions.

4. We note in your indenture agreement that Shea Homes Limited Partnership has signed for certain subsidiary guarantors. Please clarify for us why these subsidiaries are not signing in their own capacity and explain whether Shea Homes Limited Partnership servers as a guarantor.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, John Cash Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Paul Mosley
        Vice President and General Counsel

        Andrew L. Fabens
        Gibson, Dunn and Crutcher LLP